ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company

INFORMATION ON THE RESULTS FROM JANUARY TO SEPTEMBER 2009

We present below the main results of Itaú Unibanco Holding S.A. (Itaú Unibanco) for the period from January to September 2009. Considering the merger that created Itaú Unibanco at the end of 2008 and aiming at providing a better understanding of the changes in assets, liabilities and results of the new institution, for the effect of comparability, the data related to the period from January to September 2008 takes into consideration the addition of Itaú and Unibanco figures.

1.
Net income for the period from January to September 2009 totaled R$6.9 billion, with annualized return of 19.8% on average equity (25.5% for the period from January to September 2008).  Recurring net income was R$7.7 billion, with annualized return of 22.2%.  Consolidated stockholders’ equity totaled R$48.9 billion at the end of September 2009.  Basel ratio stood at 16.3% at the end of September, based on economic-financial consolidated.

2.
Itaú Unibanco’s preferred shares rose 48.6%, as compared to the quotation of December 31, 2008. The market value at Stock Exchanges was R$161.0 billion at the end of September, which ranked Itaú Unibanco 11th in the global bank ranking.

3.
In the period from January to September 2009, Itaú Unibanco paid or provided for taxes and contributions in the amount of R$11.5 billion.  The Bank also withheld and passed on taxes, which were directly levied on financial operations, in the amount of R$5.7 billion.

4.
Consolidated assets totaled R$612.4 billion at September 30, 2009 the highest among the private financial groups of Latin America.  The loan portfolio, including endorsements and sureties, totaled R$268.7 billion, an increase of 5.5% as compared to September 30, 2008.  In Brazil, non-mandatory loans to the individuals segment reached R$98.4 billion, with a growth of 6.3%. The large company segment reached R$90.3 billion, and the very small, small and middle-market company segment reached R$56.7 billion, with an increase of 18.1%.

5.
Total free, raised and managed own assets amounted to R$832.6 billion, an increase of 8.7% as compared to September 30, 2008.  Technical provisions for insurance, pension plan and capitalization totaled R$50.0 billion at the end of September 2009.

6.
In the investment banking area, Itaú BBA took part in operations of debentures and promissory notes that totaled R$13.3 billion, and of securitization that totaled R$780 million in the period from January to September 2009.  These operations assured the leadership in the Anbid ranking regarding the distribution of fixed income in the period from January to September 2009. In capital markets, it coordinated public offerings that totaled R$5.3 billion.

7.
Itaú Unibanco employed approximately 103 thousand people at the end of September 2009. The employees’ fixed compensation plus charges and benefits totaled R$6.3 billion in the period from January to September 2009.  In addition, approximately R$79 million were invested in education, training and development programs.  At present, Itaú Unibanco is in the list comprising the best companies to work of the Great Place to Work Institute (partnership with the Época Magazine) and of FIA/USP (partnership with the Exame/Você S/A magazine).

8.
Itaú Unibanco and Porto Seguro entered on August 23, 2009 into an alliance aimed at the unification of residence and automobile insurance operations for the exclusive offer and distribution of products of these segments to the customers of the Itaú Unibanco branch network in Brazil and Uruguay. The completion of the alliance between Itaú Unibanco and Porto Seguro depends on the approval at the stockholders’ meeting and of the Brazilian Antitrust System (SBDC). On October 16, SUSEP granted prior authorization for the corporate acts related to this alliance.

9.
Itaú Unibanco and Tempo Participações signed on September 24, 2009 a Memorandum of Understanding aimed at transferring 100% of Unibanco Saúde Seguradora’s capital to Tempo. In the coming 90 days, Tempo and Itaú Seguros will sign a definitive documentation detailing the rules outlined in the Memorandum of Understanding.   The conclusion of this agreement will depend on the approval of the bodies in charge, including the ANS (Brazilian Health Agency – the health market regulator) and SBDC.

10.
Companhia Brasileira de Distribuição (CBD) and Itaú Unibanco concluded on August 28, 2009 the negotiation related to the company Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (FIC).  The agreement which created FIC was amended, in order to exclude the obligation of exclusivity of Itaú Unibanco.  CBD and Itaú Unibanco also agreed to extend the exclusivity granted by CBD to FIC to an additional term of five years for the offer of financial products and services.

11.
For the tenth consecutive year, Itaú Unibanco was selected to make up the portfolio of the Dow Jones Sustainability World Index (DJSI), in its 2009/2010 review, comprising 317 companies of 26 countries. It thus continues to be the only Latin America institution to be included in this index since it was created in 1999.  Of the seven Brazilian companies which were selected, three are of the Group: Itaúsa, Itaú Unibanco, and Redecard. In the third quarter, Itaú Unibanco was considered the leader of its sector in Brazil and Latin America, according to the evaluation of The Banker magazine; it received from the Euromoney magazine the award of best bank in Brazil for the 11th time; and it was considered by Guia Exame de Investimentos Pessoais the best bank in investment fund management.  Itaú Private Bank was recognized by the Private Banker International (PBI) magazine as the best bank in Latin America.

12.
In the period from January to September 2009, social and cultural investments of Itaú Unibanco totaled R$129 million.  The Programa de Voluntários (volunteers program) launched the Sábado Voluntário (volunteering Saturday) event.  Semana Voluntária (volunteering week) encouraged the volunteer service among employees in the administrative centers.  Instituto Unibanco mobilized 35 thousand students, parents and teachers to carry out improvements in 42 schools in São Paulo.  In addition to the 48 schools already benefited in Belo Horizonte, Porto Alegre, and São Paulo, the amount of R$5.4 million was provided to improve the quality of education in 45 new public schools, thus benefiting 50 thousand students.  Instituto Itaú Cultural carried out 314 events in Brazil and 101 in a number of countries between January and September 2009.

The complete financial statements and the Management’s Discussion & Analysis Report of Itaú Unibanco, which present further details on the results for the period, are available on the Itaú Unibanco website (www.itau-unibanco.com/ir).

São Paulo, October 30, 2009.

Pedro Moreira Salles
Chairman of the Board of Directors

ALFREDO EGYDIO SETUBAL
Investor Relations Officer